Exhibit 12
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013
Net Income	$176,668	$124,438	$127,794	$102,338	$101,342
Add:
Income Tax Expense	100,763	59,376	71,719	57,911	47,986
Interest Expense, Net (1)	63,212	64,192	63,555	68,555	80,793
Estimated Interest Portion of Rental Expense (2)	223	1,707	1,711	1,691	842
Total Earnings before Taxes and Fixed Charges	$340,866	$249,713	$264,779	$230,495	$230,963
Fixed Charges:
Interest Expense (before deducting capitalized interest) (3)	$67,128	$65,902	$69,179	$88,340	$85,591
Estimated Interest Portion of Rental Expense (2)	223	1,707	1,711	1,691	842
Total Fixed Charges	$67,351	$67,609	$70,890	$90,031	$86,433
Ratio of Earnings to Fixed Charges	5.06	3.69	3.74	2.56	2.67

(1)	Interest on uncertain tax positions is included in Interest Expense, Net.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.